Bradley A. Haneberg 804 / 771-5790 bahaneberg@kaufcan.com 804 / 771-5700 fax: 804 / 771-5777	Mailing Address: P.O. Box 27828 Richmond, VA 23261 Three James Center, 12th Floor 1051 East Cary Street Richmond, VA 23219

July 3, 2008

By EDGAR and U.S. Mail

Barbara C. Jacobs, Esq.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pansoft Company Limited
Amendment No. 1 to Registration Statement on Form S-1
File No: 333-150992

Dear Ms. Jacobs:

On behalf of Pansoft Company Limited (the “Registrant”) and in response to the comments set forth in your letter dated June 12, 2008, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 1 to the captioned registration statement (the “Registration Statement”). Factual information provided herein has been provided to us by the Registrant. Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein. We have also enclosed three redlined copies of the Registration Statement for your review.

General

1.
The disclosure on the facing page regarding prospectus delivery and Rule 434 does not conform to current form requirements. Securities Act Rule 434 was eliminated on June 29, 2005. See Release No. 33-8591. Please revise.

The Registrant acknowledges the comment and has revised the facing page of the Registration Statement by removing the reference to Rule 434.

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

Chesapeake	Hampton	Newport News	Norfolk	Virginia Beach	Williamsburg

www.kaufmanandcanoles.com

Barbara C. Jacobs, Esq.
July 3, 2008

2.	Update the financial statements pursuant to Item 8-08 of Regulation S-X.

The Registrant acknowledges the comment and has updated the financial statements pursuant to Item 8-08 of Regulation S-X.

3.
Refer to footnote (1) of the fee table. Please note that you may only register an indeterminate number of additional securities that may become issuable pursuant to stock splits, stock dividends or similar transactions contemplated by Rule 416 of the Securities Act. Rule 416 does not permit you to register an indeterminate number of additional shares that may be issued upon changes in the exercise price of the warrants. Please confirm your understanding that in the event such adjustment requires you to issue more shares than you are registering on this registration statement, you will file a new registration statement to register those additional shares. See Telephone Interpretation # 3S under Securities Act Sections of the March 1999 supplement to the Manual of Publicly-Available Telephone Interpretations.

The Registrant acknowledges the comment and confirms that it is only registering an indeterminate number of additional shares that may become issuable pursuant to stock splits, stock dividends or similar transaction on this Registration Statement. The Registrant further confirms that it will file a new registration statement in the event it is required to issue additional shares as a result of the change in the exercise price of the warrants. To clarify its understanding, the Registrant has revised footnote (1) to read as follows (new language underlined):

“In accordance with Rule 416(a), the Registrant is also registering an indeterminate number of additional ordinary shares that shall be issuable pursuant to Rule 416 to prevent dilution resulting from stock splits, stock dividends or similar transactions, to the extent permitted by Rule 416.”

4.	Please remove the disclosure in Chinese that appears throughout the prospectus, e.g., pages 42 and 43. See Rule 403(c) of Regulation S-K.

The Registrant acknowledges the comment and has removed the Chinese translations of the information disclosed in English.

5.
Please provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.

The Registrant acknowledges the comment and will provide proofs of any such materials that it intends to include in the Registration Statement. At the present time, other than the logo currently on the cover and table of contents of the prospectus, the Registrant does not intend to use any graphic materials or artwork in the Registration Statement.

Barbara C. Jacobs, Esq.
July 3, 2008

6.
Please specifically disclose the factual basis for and the context of all your beliefs, understandings, estimates, and opinions. This particularly pertains to your disclosure of all projections, statistics, and assertions. Unless you can substantiate on a reasonable basis all of the projections, statistics and assertions that you cite, please remove them. To the extent you rely on industry analyses, please disclose whether the source is publicly available or whether you commissioned it. Also, supplementally provide the staff with copies of all sources utilized for your disclosure of statistics. Refer, for example to the Zikoo, 2007-2008 Chinese Software Industry Report on page 1.

The Registrant acknowledges the comment and has provided copies of the materials that provide the factual basis for the Registrant’s projections, statistics and assertions. To aid the Commission staff in its review of the enclosed materials, the Registrant has attached and flagged pages from the Registration Statement and the pages of the sources to which they refer. All of the sources relied upon in the Registration Statement are publicly available, and the Registrant has not commissioned any of such analyses and studies.

The Offering, page 4

7.
Based on the 25,000 shares currently outstanding (as adjusted for the 169.5253 for-one stock split to be effected prior to the offering) plus the 1.2 million shares being offered, we calculate that 5,438,132 shares will be outstanding as opposed to the 5,438,232 disclosed on page 4 of the filing. Please provide your calculations to support the 5,438,232 as currently disclosed or revise accordingly.

The Registrant acknowledges the comment and notes that the stock-split ratio was inadvertently typed as 169.5253-for-one instead of 169.529280-for-one in the initial Registration Statement. The Registrant regrets and has corrected this typographical error. Based on this value the outstanding shares after the offering will be 5,438,232 (25,000 currently outstanding as adjusted for the 169.529280-for-one stock split plus the 1.2 million shares being offered) as disclosed on page 4 of the filing.

Barbara C. Jacobs, Esq.
July 3, 2008

Summary Financial Information, page 5

8.
We note that the information in this prospectus assumes a 169.5253-for-one stock split effected in the form of a stock dividend to holders of the Company’s ordinary shares prior to the completion of this offering. Stock splits require retroactive presentation in the financial statements and therefore it is not clear why you are presenting the stock split as pro forma information in your Summary Financial Information and Selected Historical Condensed Consolidated Financial and Operating Data disclosures. Please explain or revise your disclosures accordingly.

The Registrant acknowledges the Commission staff’s comment but has not revised the presentation because the stock split has not yet been completed. The Registrant provided pro forma information regarding the stock split in order to assist potential investors to understand the effect of the stock split. The Registrant will complete the stock split prior to the effectiveness of the Registration Statement but has not yet done so. As a result, the stock split information is, at present, pro forma. When the stock split has been completed, the Registrant will remove the pro forma presentation and present the information retroactively. The Registrant believed that it would be confusing to investors to present earnings per share based 25,000 common shares outstanding, when 1.2 million shares are being registered in the offering and the 25,000 common shares will be split into 4,238,232 common shares.

Capitalization Information

9.
Tell us how you considered including pro forma capitalization information showing the effect of this offering on the Company’s equity. If you choose to include pro forma capitalization information in this prospectus, then please also revise to include similar information in your Summary Financial Information and Selected Historical Condensed Consolidated Financial and Operating Data disclosures.

As discussed with the Commission staff, the Registrant had not included the pro forma capitalization information in the initial Registration Statement because it was not required to do so. Based on conversation with staff, the Registrant has included a pro forma capitalization table to assist potential purchasers in assessing whether to participate in the offering. This capitalization information is located at page 28 of the Registration Statement.

Our Corporate Structure, page 25

10.
Please provide enhanced disclosure relating to the special purpose entity consolidated structure. Detail the reasons for the establishment of the special purpose vehicles, discuss their role in the business financing of your company, how you are currently utilizing the structure, and the risks associated the corporate structure.

The Registrant acknowledges the comment and has revised the section “Corporate Structure” on page 25 accordingly to include the reasons for the establishment of the special purpose vehicles, their role in the business financing of the Registrant and the risks associated with the offshore holding company structure. As noted in the Registration Statement, special purpose vehicles are often formed to allow Chinese enterprises to list on United States markets, when China’s State Administration of Foreign Exchange would otherwise prohibit such a listing by a Chinese company.

Barbara C. Jacobs, Esq.
July 3, 2008

11.
We note your disclosures on page 25 where you indicate that the transfer of PJCL to the Company was deemed to be between entities under common control and therefore, you accounted for such transaction using a method similar to the pooling method of accounting. By “transfer” are you referring to the purchase of PJCL by Time Maker Limited for consideration of $396,000 or the transfer of PJCL on July 10, 2007 to Baring Asia II Holdings Limited and Timesway Group Limited? Please explain further how you determined that this transaction was deemed to be between entities under common control pursuant to SFAS 141 and EITF 02-5. Tell us what the $396,000 in consideration consisted of (i.e. cash, stock or combination) and tell us your consideration, if any, to reverse merger accounting for this transaction.

The term “transfer” refers to the purchase of PJCL by the Registrant (formerly known as Time Maker Limited). Please note that the July 10, 2007 transfer was a transfer of Mr. Tsang’s ownership in the Registrant, rather than PJCL.

The Registrant deems the transfer to be between entities under common control in accordance with EITF 02-5-3(c), which provides that common control exists between or among separate entities when “[a] group of shareholders holds more than 50 percent of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exists.”

PJCL was owned by the same shareholders, Timesway (majority and controlling shareholder of the Registrant) and Baring Asia II Holdings Limited, before the acquisition. Given the control by Timesway of both entities, PJCL and the Registrant are under common control.

The Registrant accounted for such transaction using a method similar to the pooling method of accounting which is consistent with SFAS 141 Opinion 16, paragraph 11 “that the term business combination excludes transfers of net assets or exchanges of shares between entities under common control”. This treatment is further in accordance with SFAS 141-D12, which provides that “[w]hen accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.” The Registrant did not consider reverse merger accounting because reverse merger accounting is not applicable for a transaction like this involving entities under common control.

The $396,000 consideration was paid in cash.

Barbara C. Jacobs, Esq.
July 3, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

12.
Please revise to describe the industry-wide factors that management views as most relevant to the company and provide insight into material opportunities, challenges, risks, and material trends and uncertainties that management is concerned with in evaluating the company’s financial condition and operating results. This includes a meaningful discussion of your dependence on Petrochina and Sinopec, your expansion strategy, and the costs associated with becoming a reporting company. To the extent known, provide insight into challenges, risks and opportunities of which management is aware and discuss any actions being taken to address the same. Refer in general to SEC Release 33-8350.

The Registrant acknowledges the comment and has revised the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section on page 31 to include enhanced discussion of industry-wide factors that management views as most relevant to the Registrant.

13.
Clarify for us why you believe that the majority of the Company’s depreciation associated with your property and equipment should be included within cost of sales as opposed to an element of operating expenses.

The Registrant has included the majority of depreciation associated with its property and equipment within cost of sales rather than operating expenses because the vast majority of computer equipment and vehicles (which collectively comprise 92% of the net book value of property and equipment as of December 31, 2007) are directly related to the development of software systems for customers. As such, they are directly related to the generation of revenue, and the Registrant thus includes them within cost of sales.

Liquidity and Capital Resources, page 37

14.
We note that your disclosures in this section do not appear to adequately address changes in your balance sheet that materially affected your operating cash flows. For example, we note that your accounts receivable and accounts payable and accrued liabilities have materially changed over the periods presented within your registration statement. Please revise the filing to include a discussion of these material changes including the underlying drivers of the changes during each period presented. In addition, confirm to us that your liquidity and capital resources discussion includes all known trends, events or uncertainties, which are reasonably likely to impact future liquidity. We refer you to Section IV of SEC Release No. 33-8350 for guidance.

The Registrant acknowledges the comment and has revised the “Liquidity and Capital Resources” section on page 41 to include enhanced discussion of material changes in accounts receivable, accounts payable and accrued liabilities. As requested, the Registrant confirms that the discussion in this section includes all material trends or uncertainties related to cash flow, capital resources, capital requirements, and liquidity.

Barbara C. Jacobs, Esq.
July 3, 2008

Business, page 41

15.	Please provide enhanced discussion of your sales and marketing activities.

The Registrant acknowledges the comment and has revised the “Business” section on page 41 to include enhanced discussion on our sales and marketing activities. As disclosed in that section, the Registrant has had very limited sales and marketing activities to date, due to its reliance on a small number of clients and the fact that the bulk of the Registrant’s new business to date has come as a result of referrals from existing clients, obviating much of the need for concerted marketing efforts. Going forward, the Registrant intends to enhance its marketing activities, as discussed in the Registration Statement.

Director Compensation, page 56

16.	Please provide the disclosure required by Item 402(r) of Regulation S-K.

The Registrant acknowledges the comment and has revised page 56 of the Registration Statement to include the disclosure as required under Item 402(r) of Regulation S-K.

Where You Can Find Additional Information

17.
Your disclosure in this section indicates that you will be subject to the foreign private issuer informational requirements; however, even though you are incorporated in the British Virgin Islands you have elected to file on Form S-1 and meet all requirements. Please advise. Do you intend to switch to being a foreign private issuer?

The Registrant acknowledges the comment and has revised the Registration Statement to clarify that the Registrant has elected to be treated as a smaller reporting company, rather than a foreign private issuer.

Report of Independent Registered Public Accounting Firm, page F-1

18.
We note that your audit report was signed by an audit firm based in Toronto, Ontario Canada. Please tell us how you concluded that it is appropriate to have an audit report issued by an auditor licensed in Canada, in light of the fact that the majority of your assets are located within, the majority of your revenues are derived within, and your corporate offices are located in China. Further guidance may be found in Section 5.K of “International Reporting and Disclosure Issues in the Division of Corporation Finance” on the Commission’s website at: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P44262217. Please tell us how the audit of the operations in China, including the associated assets and liabilities, was conducted. Your response should include a discussion of the following:

Barbara C. Jacobs, Esq.
July 3, 2008

•
Whether another auditor was involved in the audit of the Chinese operations. If so, please tell the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your Canadian auditor assessed the qualifications of the other auditor and the other auditor’s knowledge of US GAAP and PCAOB Standards;

•	Whether your Canadian auditor performed all the required audit procedures within Canada or whether a portion of the audit was conducted by your Canadian auditor within China.

The Registrant initially chose MSCM LLP (“MSCM”) as its auditor in 2007, prior to the determination to register in the United States. At the time, the Registrant planned to go public on the Toronto Stock Exchange. MSCM audited the Registrant under Canadian GAAP and GAAS for the period ended September 30, 2007 and the periods ended December 31, 2006 and 2005. MSCM is registered with the Canadian Public Accountability Board and has audited numerous public companies and companies contemplating an initial public offering. MSCM also has relevant experience auditing within the People’s Republic of China.

After the Registrant chose MSCM as its auditor, the Registrant decided to apply for listing on the NASDAQ Capital Market and found that MSCM also had experience with U.S. filers and was registered with the Public Company Accounting Oversight Board (“PCAOB”). MSCM is a member of Moore Stephens International, an international organization headquartered in London (www.moorestephens.com) with 621 offices in 95 countries worldwide. There are more than 50 cities in the United States with Moore Stephens offices. As such, MSCM has access to the technical advice of associate members in the United States that have substantial experience with SEC reporting companies. Because of MSCM’s qualifications, experience, and hands-on experience with the Registrant and experience in working with U.S. GAAP requirements, the Registrant chose to continue working with MSCM.

All field audit procedures were conducted by MSCM’s Toronto staff in China. No other firms were used in the process of the December 31, 2007 audit. One staff member from MSCM’s Hong Kong associate office participated in the Canadian audit for the period ended September 30, 2007 and the periods ended December 31, 2006 and 2005. Moore Stephens Hong Kong is also registered with the PCAOB. All review work was conducted in Toronto.

MSCM has audited several other companies that are subject to SEC reporting requirements, including A-Power Energy Generation Systems, Inc. (CIK: 0001399233), China Housing & Land Development, Inc. (CIK: 0001303330), Nearctic Nickel Mines Inc. (CIK: 0001432090), Ungava Mines Inc. (CIK: 0001041019), and Uranium Star Corp. (CIK: 0001302084).

Barbara C. Jacobs, Esq.
July 3, 2008

Note 2. Significant Accounting Policies, page F-6

Revenue Recognition, page F-8

19.
We note that you share intellectual property rights to a number of your software solutions with Sinopec and PetroChina. Revise the filing to clarify whether you are required to pay royalties to Sinopec and PetroChina relating to sales of your ERP software based on this intellectual property. If material, revise the filing to quantify these amounts.

The Registrant acknowledges the comment and has revised the Registration Statement to clarify that the Registrant has not sold any software to which any intellectual property belongs to both the Registrant and any other company. As a result, no royalties have been paid to any other company based on shared intellectual property.

20.
Clarify for us your statement that “[f]or software arrangements where the Company is obligated to perform professional services, such as unspecified upgrades and technical support; we recognize revenue over the term of the contract on a straight-line basis.” Tell us whether this statement refers to maintenance services included in your software development fixed fee arrangements or whether it refers to other license arrangements. If the latter is the case, then please explain further the terms of such arrangements. Tell us whether you determined that this deliverable qualifies as a separate unit of accounting pursuant to EITF 00-21. Also, we note your statement on page 44 which states, “[o]ur license contracts generally include maintenance services for the term of the applicable license.” Please tell us whether you ever sell maintenance services separately and if so, tell us how you determined the VSOE of fair value for each deliverable pursuant to SOP 97-2 or EITF 00-21, as applicable.

The quoted language from page F-8 does not refer to either the maintenance part of fixed fee arrangements or to any other license arrangements. Instead, the language reflects the Registrant’s practice of warranting for a short period (typically three months to one year) following a customer’s implementation of the Registrant’s system that the system will work properly. The Registrant’s practice is to indicate that this free maintenance period is a limited-term warranty, rather than an ongoing maintenance arrangement. Customers are permitted to withhold 5% of the total fee for implementation of the Registrant’s system until the expiration of the free maintenance period to secure the Registrant’s performance of its warranty. The majority of the Registrant’s customers, however, elect not to withhold this amount for the entire maintenance period, with some paying the withhold at the time of implementation and others paying after that time but prior to the expiration of the maintenance period. The customers’ practice results in the deferred revenue/customer deposit that is disclosed on the balance sheet.

Barbara C. Jacobs, Esq.
July 3, 2008

There are three reasons the Registrant is not required to separately account for maintenance in this case:

(1) The maintenance service is in the nature of a warranty and is different from a general service contract because it is specifically related to implementation problems from the system the Registrant develops for its customers. In other words, the maintenance service is not a general support service, and therefore lacks “sufficient vendor-specific objective evidence of fair value to allocate revenue to various elements of the arrangement”, as required by SOP 97-2.65.

(2) This free maintenance is “essential to the functionality” of the system the Registrant develops for its customers because its purpose is to solve any system bugs that result from full implementation. (SOP 97-2.65(a).)

(3) The Registrant does not believe the “total price of the arrangement” will vary without such free maintenance because the Registrant has not incurred significant costs during the free maintenance period according to past experience. (SOP 97-2.65(b).)

The Registrant does not believe that the maintenance service qualifies as a separate unit of accounting pursuant to EITF 00-21 because, according to EITF 00-21.9:

9. In an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met:

a.
The delivered item(s) has value to the customer on a standalone basis. That item(s) has value on a standalone basis if it is sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer’s ability to resell the delivered item(s), the Task Force observed that this criterion does not require the existence of an observable market for that deliverable(s).

b.	There is objective and reliable evidence of the fair value of the undelivered item(s).
c.
If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

As to the first criteria, since the maintenance service provided in the fixed fee arrangement is directly related to implementation problems from the system the Registrant develops for its customers and is not in the nature of general IT support, it lacks VSOE evidence of fair value.

As to the second criteria, in the ERP/customized system software industry, the customer always requires the software developer provide a warranty such as the Registrant’s free maintenance period to ensure the system operates as expected. Accordingly, the related service is essential to the delivered system and does not have a standalone value.

Barbara C. Jacobs, Esq.
July 3, 2008

Finally, there is no right of return in the Registrant’s contracts with its customers.

Although the Registrant generally provides the maintenance services as described above, it has from time to time entered into discrete service agreements with Sinopec and Petro China to provide general IT services (the scope of which include providing daily IT support, training, system maintenance) for the accounting system developed by the Registrant. In these cases, however, the separate service agreement is always signed separately and after the end of development contract. As such, the maintenance services associated with implementation are not separately valued by the Registrant.

21.
Tell us what comprises your deferred revenue balance at each balance sheet date. It appears that you defer revenue for certain fixed fee arrangements; for subscription arrangements and for maintenance services and therefore, it is not clear why your deferred revenue balance is so low at December 31, 2006 and 2007. Please explain further and revise your disclosures as necessary.

The Registrant’s deferred revenue balances come solely from fixed fee arrangements. Most of the Registrant’s projects occur on an annual basis, and the Registrant seeks to complete its projects by year end. To the extent the Registrant is successful in completing projects by year end, very little deferred revenue balance remains at December 31. Much of the deferred revenue balance represents a permitted customer warranty withhold of 5% from the contracted amount to secure the Registrant’s provision of support services for the limited period agreed between the Registrant and the customer. At the conclusion of the warranty period, this withhold would be released to the Registrant.

22.
Please explain further your arrangements with value-added resellers and provide your revenue recognition policy for sales of the PanSchema ERP platform to VARs. In this regard, we note that the VARs tailor your technology so that it meets the needs of small-to-medium size enterprises in a variety of industries. Tell us if you recognize revenue when you deliver the PanSchema platform to the reseller or if revenue is recognized upon sale to the end-user. Tell us whether payment is contingent upon the resellers’ ability to successfully customize the ERP platform for a specific customers use. Further, tell us whether you provide any services or have any continuing obligations with regards to the customized solutions that are sold from the VARs to the end-user customers and tell us how you account for such services. Please revise your revenue recognition policy footnote disclosures, as necessary, to incorporate your response and to indicate the specific accounting literature you are relying upon. Also, tell us the amount of revenue recognized from these arrangements for each period presented.

The Registrant has not yet sold any PanSchema contracts and has revised the Registration Statement to clarify that PanSchema is currently in the development stage. Because the PanSchema solution is still in the development stage, the Registrant has not recognized any revenue from the PanSchema solution and does not expect that any revenues will be generated until 2010.

Barbara C. Jacobs, Esq.
July 3, 2008

23.
Further, tell us if you offer these resellers any rights-of-return or other incentives (i.e., discounts, price concessions, etc), and if so, tell us how you account for them. Tell us how you considered paragraph 6 of SFAS 48 and EITF 01-9 in accounting for return rights and other considerations. In addition, describe your ability to reasonably estimate the effects of the various programs offered to resellers. See SAB Topic 13A(4)(b) and paragraph 8 of SFAS 48. Revise the filing to incorporate your response.

As noted above in the response to Comment 22, the Registrant has not yet sold any PanSchema contracts and thus has not yet offered any rights-of-return or other incentives. As a result, the Registrant has revised the disclosure document to clarify the status of the Registrant’s PanSchema solutions.

Note 9. Income Taxes, page F-15

24.
With regards to your reconciliation of the statutory to effective tax rate and the significant components of future tax assets and liabilities tables included in Note 9, please explain further the following:

•
Your disclosures on page F-15 indicate that effective June 30, 2006, Jinan was subject to income tax at effective rate of 33% on income as reported in their statutory financial statements. Please explain why your reconciliation assumes a statutory rate of 7.5%.

•	Please explain further the adjustments for “temporary difference and other”.
•
Tell us what is included in the “other temporary differences” in the significant components of future tax assets (liabilities) table. If any portion of this relates to a valuation allowance for deferred tax assets, then please revise to separately disclose such amounts.

Although the Registrant’s statutory tax rate was 33%, software companies are subject to a preferential rate of 15%. In addition, any company that qualifies as a high-tech company has its corporate tax rate reduced by 50%. Because PJCL is qualified as both a software company and a high-tech company, it benefits from a corporate tax rate of 7.5%. The Registrant has revised the Registration Statement to provide further clarification of the reason for PJCL’s lower taxes.

Barbara C. Jacobs, Esq.
July 3, 2008

Starting on July 1, 2006, the Registrant has been subject to the tax holiday under the Foreign-invested Enterprises and Foreign Enterprises Income Tax Law. The Registrant was 100% tax exempted in 2006 and 2007 and will be 50% exempted from 2008 to 2010. Effective January 1, 2008, all Foreign-invested Enterprises were subjected to a new income tax rate of 25% under Chinese tax law. This change to Chinese law grandfathered preferential tax treatment currently enjoyed by FIEs; therefore, a 12.5% income tax bracket starts in 2008. The Registrant has revised the registration statement and Note 9 to the fiscal 2007 year end financial statement to clarify the application of this tax holiday to its tax rate.

The term “temporary differences” refers to timing difference on recognition of certain revenue and expenses between the U.S. GAAP statement and what is reported in China under PRC (Peoples Republic of China) GAAP. The term “other temporary differences” refers to additional accruals made under the U.S. GAAP statement and does not relate to a valuation allowance for deferred tax assets. Instead, “other temporary differences” relate to the accrual of expenses that are not deductible for Chinese tax purposes until they are actually paid.

25.	We note that the earnings from the Company’s subsidiary, Jinan, are subject to certain tax holidays. Tell us how you considered SAB Topic 11.C to disclose the per share effects of the tax holiday.

The Registrant acknowledges the comment and has revised the financial statements to disclose the aggregate dollar and per-share effects of the tax holiday and to describe the factual circumstances regarding the tax holiday, including the date on which the special tax status will terminate.

Note 14. Segmented Information, page F-17

26.
We note your disclosures on page 41 where you state that the Company’s business is divided into “two distinct areas” - the developer of ERP software and professional services in China’s oil and gas industry and the developer of an ERP platform for small-to-medium size businesses in China outside of the oil and gas industry. Tell us how you considered the guidance in paragraphs 10 through 15 of SFAS 131 in determining that you operate in one segment and specifically tell us what results are regularly presented to your chief operating decision maker.

Paragraph 10 of SFAS 131 defines an operating segment as a component of an enterprise:

a. That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise);

Barbara C. Jacobs, Esq.
July 3, 2008

b. Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and
c. For which discrete financial information is available.

On the basis of this test, the Registrant has only one operating segment, which consists of its fixed fee arrangements, such as its arrangements with Sinopec and Petro China. The ERP platform for small-to-medium size businesses is still in the development stage and has not yet earned any revenue and will not engage in business activities from which it may earn revenues until the Registrant completes the development stage. Similarly, the ERP platform lacks “operating results” which the Registrant’s chief operating decision maker may review and “discrete financial information”.

Even if the ERP platform constituted an operating segment under paragraph 10 of SFAS 131, paragraph 16 does not require the Registrant to report segment information separately because the ERP platform does not meet any of the quantitative thresholds set forth in paragraph 18 of SFAS 131:

a. Its reported revenue, including both sales to external customers and intersegment sales or transfers, is 10 percent or more of the combined revenue, internal and external, of all reported operating segments.
b. The absolute amount of its reported profit or loss is 10 percent or more of the greater, in absolute amount, of (1) the combined reported profit of all operating segments that did not report a loss or (2) the combined reported loss of all operating segments that did report a loss.
c. Its assets are 10 percent or more of the combined assets of all operating segments.

Because the ERP platform is in the development stage and has not begun to generate revenues for the Registrant, the ERP platform accounted for less than 10 percent of revenues and profits/losses, and assets dedicated to ERP services amount to less than 10 percent of the Registrant’s combined assets.

Barbara C. Jacobs, Esq.
July 3, 2008

Part II Information Not Required in Prospectus

Exhibits

27.
Please file as exhibit the trust agreement relating to Mr.Wang’s beneficial ownership of Timesway shares on behalf of the PJCL employees and the documentation that you and Timesway filed with the Shangdong Bureau of SAFE to qualify as special purposes vehicles.

The Registrant acknowledges the comment and will file as exhibits to the Registration Statement, the trust agreement relating to Mr. Wang’s beneficial ownership of Timesway shares on behalf of PJCL and the relevant documentation filed with the Shandong Bureau of SAFE by the Registrant and Timesway to qualify as special purpose vehicles. The Registrant is currently translating these documents into English and will file them (or summaries thereof) as exhibits as soon as practicable.

28.	Please file the 2006 acquisition agreement with PJCL as an exhibit the registration statement.

The Registrant acknowledges the comment and will file the 2006 acquisition agreement with PJCL as an exhibit to the Registration Statement. The Registrant is currently translating these documents into English and will file them (or summaries thereof) as exhibits as soon as practicable.

29.
It appears that Sinopec, Sinopec Group, and PetroChina represent 36% and 43%, respectively, of your total revenues in fiscal year 2007. We also note your risk factor disclosure on page 7 that a loss of one or more of your key customers could affect your business. Because you appear to be substantially dependent on your relationships with these entities, please include a description of your contractual arrangements with these customers and file your agreements with them as exhibits. See Item 601(b)(10)(ii)(B) of Regulation S-K.

The Registrant acknowledges the comment and will file the contractual agreements with Sinopec, Sinopec Group and Petrochina, respectively, as exhibits to the Registration Statement. The Registrant is currently translating these documents into English and will file them (or summaries thereof) as exhibits as soon as practicable.

30.	Please file an executed version of Exhibit 1.2 prior to effectiveness.

The Registrant acknowledges the comment and will file an executed version of the Escrow Agreement prior to effectiveness.

31.	Please provide the undertaking set forth in Item 512(a)(6) of Regulation S-K.

The Registrant acknowledges the comment and has revised the Registration Statement to include the undertaking required under Item 512(a)(6) of Regulation S-K.

Barbara C. Jacobs, Esq.
July 3, 2008

Signatures

32.	Please have your principal financial officer and principal accounting officer sign in such capacities. See Instructions for Signatures to Form S-1.

The Registrant acknowledges the comment and has revised the Registration Statement to include the signatures of both its principal financial officer and its principal accounting officer.

The Registrant is eager to complete the registration process. Thank you in advance for your assistance in reviewing this response and the First Amendment to Registration Statement on Form S-1. Should you have any questions with respect to the above responses, please contact me.

Sincerely,
/s/ Bradley A. Haneberg
Bradley A. Haneberg

cc:	Mr. Hugh Wang
Mr. L. McCarthy Downs III
Anthony W. Basch, Esq.

Enclosures:
Three (3) redlined copies of First Amendment to Registration Statement on Form S-1
Exhibit A: Supplemental copies of documents relied upon for projections, statistics and assertions